UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 21, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ☐            No           ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

INCORPORATION BY REFERENCE

The information contained in this Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-157381), as such prospectus may be amended or supplemented from time to time.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On November 17, 2008 the Federal Court of Australia approved the share scheme for the merger of Westpac Banking Corporation (“Westpac”) and St.George Bank Limited (“St.George”). Pursuant to the share scheme, holders of St.George ordinary shares received 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date, November 24, 2008.  In connection with the transaction, St.George SAINTS hybrid instruments were purchased by Westpac for A$100 per SAINTS security (plus accrued but unpaid dividends) and St.George award options were cancelled in exchange for Westpac ordinary shares.  St.George shareholders received a final dividend of A$0.94 per share for the year ended September 30, 2008 and, in connection with the merger, a special dividend of A$0.31 per share resulting in each St.George shareholder on the record date receiving dividends aggregating A$1.25 per St.George ordinary share.

The following unaudited pro forma combined income statements for the year ended September 30, 2008 and for the six months ended March 31, 2009 give effect to the merger as if it occurred on October 1, 2007 and October 1, 2008 respectively. The unaudited pro forma combined financial information is derived from, and should be read in conjunction with, the historical consolidated financial statements of Westpac at and for the year ended September 30, 2008 which is included in Westpac’s Form 20-F for the year ended September 30, 2008 filed with the U.S Securities and Exchange Commission (the “SEC”) on November 6, 2008 (the “Form 20-F”), the historical consolidated financial statements of St.George at and for the year ended September 30, 2008, which are included in Westpac’s Form 6-K filed on November 17, 2008 and the historical consolidated unaudited interim financial statements of Westpac, including the consolidation of St.George from November 17, 2008, at and for the six months ended March 31, 2009, which are included in exhibit 2 to Westpac’s Form 6-K filed on May 7, 2009.  The accounting acquisition date for the merger of Westpac and St.George was November 17, 2008 and Westpac has consolidated St.George with effect from that date. Pro forma adjustments for the six months ended March 31, 2009 only make adjustments to consolidate the pre-acquisition results of St.George for the period October 1, 2008 to November 17, 2008. The post-acquisition results of St.George are reflected in Westpac’s historical consolidated interim financial statements at and for the six month period ended March 31, 2009.  The respective consolidated financial statements of Westpac and St.George were prepared in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”) and also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The unaudited pro forma combined financial information shows the impact of the merger of Westpac and St.George on the combined enterprise’s results of operations under the purchase method of accounting with Westpac treated as the acquirer. Adjustments have been prepared in accordance with the recognition and measurement principles of A-IFRS and IFRS.  Estimated adjustments have been made to reflect the purchase method of accounting as required by the A-IFRS accounting standard AASB 3: Business Combinations applicable for annual reporting periods beginning before July 1, 2008, including adjustments to record the assets and liabilities of St.George at their respective fair values.  Westpac has not early adopted a replacement AASB 3 which will apply to Westpac from October 1, 2009 and, as it will not have retrospective application, its adoption will not impact the purchase accounting for the merger with St.George.

AS OF THE DATE HEREOF, WESTPAC HAS NOT FINALIZED THE DETAILED VALUATIONS NECESSARY TO DETERMINE THE FAIR VALUE OF ASSETS AND LIABILITIES OF ST.GEORGE ACQUIRED BY WESTPAC.  CONSEQUENTLY, THESE ADJUSTMENTS REFLECT MANAGEMENT’S PROVISIONAL ESTIMATES OF FAIR VALUE NECESSARY TO PREPARE THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION AND ARE BASED ON INFORMATION AVAILABLE AT THIS TIME.  THESE VALUATIONS WILL BE FINALIZED BASED ON VALUATIONS AND OTHER STUDIES TO BE COMPLETED WITHIN 12 MONTHS OF THE MERGER.  THE ACTUAL ADJUSTMENTS MAY DIFFER

AS ADDITIONAL INFORMATION BECOMES AVAILABLE AND ADDITIONAL ANALYSIS IS PERFORMED BY MANAGEMENT. ACCORDINGLY, THE PURCHASE PRICE ALLOCATION ADJUSTMENTS AND RELATED IMPACTS ON THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION ARE PROVISIONAL AND ARE SUBJECT TO REVISION, WHICH MAY BE MATERIAL, AFTER THE COMPLETION OF THE ALLOCATION.  The unaudited pro forma combined financial information is presented in an abbreviated form and therefore does not comply with all presentation and disclosure requirements of A-IFRS, and the requirements of IFRS applicable to annual and interim financial reports prepared in accordance with the Corporations Act 2001 of Australia.

THIS UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION IS FOR ILLUSTRATIVE INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS THAT WOULD HAVE BEEN ACHIEVED HAD THE MERGER ACTUALLY TAKEN PLACE AT THE DATES INDICATED, AND DOES NOT PURPORT TO BE INDICATIVE OF THE FUTURE FINANCIAL POSITION OR OPERATING RESULTS. ACTUAL ADJUSTMENTS MAY DIFFER FROM THE PRO FORMA ADJUSTMENTS. In this regard, the unaudited pro forma combined financial information does not adjust for (i) any integration costs that may be incurred as a result of the merger, (ii) potential future operating costs and wholesale funding synergies that may result from the merger, (iii) any allowance for revenue attrition or revenue opportunities that may be derived from the combined enterprise’s plans for growth, (iv) changes in estimates subsequent to the dates of such financial information, (v) restructuring charges that may be incurred to fully integrate and operate the combined enterprise more efficiently, or (vi) possible changes in the capital structure of the combined enterprise. FUTURE OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION PRESENTED BELOW DUE TO VARIOUS FACTORS INCLUDING THOSE DESCRIBED UNDER THE CAPTIONS “PRINCIPAL RISKS AND UNCERTAINTIES”, AND “DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS” IN WESTPAC’S INTERIM FINANCIAL REPORT INCLUDED AS EXHIBIT 2 TO WESTPAC’S FORM 6-K FILED ON MAY 7, 2009 AND ELSEWHERE IN WESTPAC’S ANNUAL REPORT ON FORM 20-F.

In this Report on Form 6-K, all references to “A$” are to Australian dollars.

Unaudited pro forma combined income statement for the year ended September 30, 2008

	Westpac consolidated	St.George consolidated			Combined pro forma
Currency: A$m	year ended September 30, 2008	year ended September 30, 2008	Pro forma adjustments	Notes	year ended September 30, 2008	Notes
Interest income	29,081	10,710	(57)	(a)	39,892
			135	(b)
			23	(c)
Interest expense	(21,859)	(8,237)	223	(d)	(30,114)
			(217)	(e)
			(24)	(f)
Net interest income	7,222	2,473	83		9,778
Non-interest income	4,198	1,133	185	(g)	5,516
Net operating income before operating expenses and impairment charges	11,420	3,606	268		15,294
Operating expenses	(5,270)	(1,453)	(208)	(h)	(7,098)
			18	(i)
			(185)	(g)
Impairment charges	(931)	(291)	—		(1,222)
Profit before income tax	5,219	1,862	(107)		6,974
Income tax expense	(1,287)	(656)	32	(j)	(1,911)
Net profit for the year	3,932	1,206	(75)		5,063
Profit attributable to minority interests	(73)	(1)	—		(74)
Net profit attributable to equity holders	3,859	1,205	(75)		4,989

Earnings (in cents) per share
Basic	206.0	210.6			190.4	(l)
Diluted	200.1	209.2			185.9	(l) (m)

Average ordinary shares outstanding (millions)	1,871	557	173	(k)	2,601
Average diluted ordinary shares outstanding (millions)	1,967	596	184	(k)	2,747

Summary pro forma adjustments, which includes a description of each of the footnotes above, is an integral part of these statements.

Unaudited pro forma combined income statement for the six months ended March 31, 2009

Currency: A$m	Westpac consolidated six months ended March 31 2009	St.George consolidated period from October 1, 2008 to November 17, 2008	Pro forma adjustments	Notes	Combined pro forma six months ended March 31, 2009	Notes
Interest income	15,843	1,438	(5)	(a)	17,296
			17	(b)
			3	(c)
Interest expense	(10,285)	(1,139)	42	(d)	(11,412)
			(27)	(e)
			(3)	(f)
Net interest income	5,558	299	27		5,884
Non-interest income	2,529	121	—		2,650
Net operating income before operating expenses and impairment charges	8,087	420	27		8,534
Operating expenses	(3,429)	(347)	(26)	(h)	(3,800)
			2	(i)
Impairment charges	(1,557)	(612)	—		(2,169)
Profit before income tax	3,101	(539)	3		2,565
Income tax expense	(885)	158	(1)	(j)	(728)
Net profit for the year	2,216	(381)	2		1,837
Profit attributable to minority interests	(41)	—	—		(41)
Net profit attributable to equity holders	2,175	(381)	2		1,796

Earnings (in cents) per share
Basic	84.3				64.6	(l)
Diluted	81.1				62.8	(l) (m)

Average ordinary shares outstanding (millions)	2,579		196	(k)	2,775
Average diluted ordinary shares outstanding (millions)	2,745		196	(k)	2,941

Summary pro forma adjustments, which includes a description of each of the footnotes above, is an integral part of these statements.

Notes to the Unaudited Pro Forma Combined Financial Information

1.             Basis of preparation

The unaudited pro forma combined financial information relating to the merger is presented for the year ended September 30, 2008 and for the six months ended March 31, 2009.

Following a review of accounting policies as disclosed in St.George’s audited financial statements for the year ended September 30, 2008, the accounting policies of St.George and Westpac are not considered to be materially different. Therefore, no adjustments have been made to the pro forma combined financial information for differences in accounting policies.

The following changes in accounting policies were made by Westpac in the historical consolidated unaudited interim financial statements as at and for the six month period ended March 31, 2009. Refer to Note 1 to the historical consolidated unaudited interim financial statements of Westpac as at and for the six month period to March 31, 2009 for more details on the changes in accounting policies.

•                                          Interpretation 13 Customer Loyalty Programmes was adopted with effect from October 1, 2007.  Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligation to provide free or discounted goods and services, if and when customers redeem the credits.  The interpretation requires the entity to allocate some of the proceeds of the initial sale to awards credits and recognize these proceeds as revenue when the provision of free or discounted goods or services is filled.  Refer to pro forma adjustment note (g) for the details of the impact on the unaudited pro forma combined income statement for the year ended September 30, 2008.  No pro forma adjustments are required for the six months ended  March 31, 2009.  The interpretation does not have a material impact on St.George.

•                                          Westpac changed its accounting treatment for actuarial gains and losses on its employee defined benefit superannuation plans with effect from October 1, 2007.  The revised policy brings to account all actuarial gains/losses outside of the profit and loss directly in the statement of recognized income and expense.  The change in policy has no impact on the unaudited pro forma combined income statement for the year ended September 30, 2008 or the six months ended March 31, 2009.  This policy is consistent with St.George’s existing policy in respect of an immaterial employee defined benefit superannuation plan.

The impairment charge for St.George for the period from October 1, 2008 to November 17, 2008 was A$612 million.  This included a charge of A$496 million to conform St.George’s loan credit risk grading system with Westpac’s loan credit risk grading system based on the nature and characteristics of the underlying loans and adjustments to an economic overlay that adjusts collective allowances for the state of the economic cycle.  The economic overlay reflects management’s qualitative and quantitative assessments of the relevant internal factors affecting the credit quality of the current portfolio and external factors such as current macro-economic conditions that have occurred but have not yet been reflected in loss factors.  In view of the significant and rapid changes in credit quality that have followed the further deterioration in the financial crisis globally and locally in Australia and New Zealand, the changes in the estimated allowance for loan losses has been recognized as an expense.

There were no material transactions or balances between Westpac and St.George for the pre-acquisition periods to November 17, 2008 requiring elimination in the unaudited pro forma combined income statements.

An analysis of the purchase consideration (including transaction costs) is presented below (in millions of Australian dollars, except for share and per share amounts):

		A$(millions)
Number of St.George ordinary shares outstanding on the record date	566,865,844
Less: Number of St.George ordinary shares held by the St.George employee share trust (accounted for as treasury shares)	(135,126)
Number of St.George ordinary shares outstanding on the record date held by parties external to the combined enterprise	566,730,718

Exchange ratio (number of Westpac ordinary shares for each St.George ordinary share)	1.31

Total number of Westpac ordinary shares issued	742,417,241
Westpac ordinary share closing price on November 17, 2008 (A$)	16.32

Purchase consideration for St.George ordinary shares		12,116

Westpac ordinary shares exchanged for cancelled St.George award options(1)		6
Less: Associated tax benefit		(2)

Purchase consideration before estimated transaction costs		12,120

Estimated transaction costs		45
Total purchase consideration		12,165

Westpac paid the holders of the outstanding St.George SAINTS securities A$350 million, plus accrued but unpaid dividends, on the scheme implementation date of December 1, 2008.  On November 20, 2008, St.George confirmed its intention to redeem the remaining outstanding hybrid instruments, consisting of Stapled Preferred Securities (“SPS”), Converting Preference Shares I (“CPS I”) and Converting Preference Shares II (“CPS II”), for their face value plus accrued but unpaid dividends.  As a consequence, the SPS included in St.George’s balance sheet as part of shareholders’ equity was reclassified as part of the combined enterprise’s liabilities.  SPS, CPS I and CPSII were redeemed for cash on March 31, 2009 and replaced through the separate issue of 9,083,278 Westpac Stapled Preferred Securities II at A$100 each (A$897 million in total, net of issue expenses).  Each Westpac Stapled Preferred Securities II consists of a perpetual, unsecured, non-cumulative subordinated note stapled to a preference share.

(1)          To increase the purchase consideration for the value of the Westpac ordinary shares exchanged for St. George award options held by St.George employees, including vested St George award options and the proportion of the unvested award options attributable to the vesting period prior to the merger.

The merger was accounted for using the purchase method of accounting requiring the fair value of the assets (including identified intangible assets) and liabilities of St.George to be determined as of the date of the acquisition for accounting purposes, November 17, 2008, and such currently estimated adjustments have been applied to the unaudited pro forma combined financial information for the year ended September 30, 2008 and for the six months ended March 31, 2009.  The unaudited pro forma combined income statement reflects the reversal of deferred tax balances that were recognized as a consequence of the merger for the year ended September 30, 2008 and for the six months ended March 31, 2009.  Following the redemption of the St.George hybrid instruments, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group, which will result in the reset of the tax base of certain St.George assets.  No adjustment has been made to estimate the reset tax base of St.George’s assets for the purposes of preparing either the historical consolidated unaudited interim financial statements of Westpac or the unaudited pro forma combined financial statements as the financial effect of joining the tax consolidated group has not been finalized.  When the reset tax bases are finalized, they may result in material adjustments to certain deferred tax balances recognized by Westpac, with a corresponding adjustment to goodwill or the reported results of Westpac depending on when the deferred tax balances arose.  The excess of the consideration paid over St.George’s identifiable net assets acquired (after recognition of the adjustments noted above) has been allocated to goodwill.

Pursuant to A-IFRS, goodwill and certain indefinite-life intangible assets are not amortized. Instead, impairment tests are performed at least annually or more frequently if circumstances indicate an impairment event may have occurred. If impairment exists, the carrying amount of goodwill and certain indefinite-life intangible assets are immediately written down through a current charge to earnings. Accordingly, the goodwill and certain indefinite-life intangibles arising from the merger will be subject to an impairment test at least annually.  Goodwill reflects the anticipated benefits associated with the merger that is not attributable to any identifiable assets or liabilities acquired.  Goodwill that arises in a business combination is required to be attributed to the combined enterprise’s cash generating units based upon the synergistic benefits that have arisen from the acquisition.  A cash generating unit is a separate group of assets that generates cash flows independently of other parts of the business.  Westpac management has not finalized the allocation of goodwill to separate cash generating units.  This exercise will be completed by September 30, 2009.

All pro forma adjustments to the unaudited pro forma combined income statement are deemed to have recurring effects.  The individual pro forma adjustments are further described in the following footnotes.

St.George’s identifiable assets and liabilities as of the date of the merger have been recognized by Westpac at their respective fair values and represents management’s provisional best estimates based on information available at this time. The provisional estimates may be revised in the 12 months following the merger as additional information becomes available and additional analysis is performed. The pro forma combined income statement adjustments are derived from these estimates and are also subject to change.  The final allocation of the purchase price will be determined after completion of a final analysis to determine the fair values of St.George’s identifiable assets and liabilities as of the date of the merger.  The final purchase accounting adjustments may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of certain amounts including, amongst other items, available for sale investments, loans, debt issues, loan capital, core deposit and other related intangible assets will result in adjustments to the income statement. Such adjustments compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the income statement due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

The pro forma adjustments described below include those that relate to the income statement adjustments to effect the merger.

2.                                      Allocation of purchase consideration

The purchase consideration (including transaction costs) of A$12,165 million has been provisionally allocated to the acquired net assets of St.George as follows:

	A$ (millions)	A$ (millions)
Total purchase price (as determined in the table above):		12,165

Equity attributable to St.George shareholders September 30, 2008	6,996

Less: Final and special dividend provided for after year end	(708)
Less: Dividends on other equity instruments	(4)
Less: Loss for the period October 1, 2008 to November 17, 2008	(381)
Less: Movement in reserves	(283)
Equity attributable to St.George shareholders November 17, 2008	5,620

Less: St.George SPS reclassified from equity to debt	(150)
Less: St.George SAINTS purchased December 1, 2008	(350)
Less: St.George pre-existing goodwill	(1,186)

Estimated adjustments to reflect assets acquired at fair value:
Loans	103
Bank acceptances of customers (included within loans)	(323)
Identifiable intangibles	2,357
Net deferred tax assets	(627)
Other	(18)

Estimated adjustments to reflect liabilities assumed at fair value:
Deposits	(223)
Debt issues	708
Loan capital	140
Bills and other liabilities	(33)
Goodwill resulting from the merger		6,147
Westpac existing goodwill		2,430
Combined enterprise’s goodwill		8,577

3.                                      Summary pro forma adjustments

The pro forma adjustments included in the unaudited pro forma combined income statements are as follows:

(a)

To reduce interest income as a consequence of fair valuing the St.George loan portfolios. The adjustment will reverse over the estimated remaining life of the loan portfolios ranging from 1 year to 6 years. The impact of this adjustment will reduce profit before income tax by A$57 million for the year ended September 30, 2008 and A$5 million for the period from October 1, 2008 up to the acquisition date on November 17, 2008 respectively.

(b)

To increase interest income as a consequence of fair valuing the St.George acceptances of customers included within loans. The adjustment will reverse over the estimated average remaining life of the portfolio of 2.4 years. The impact of this adjustment will increase profit before income tax by A$135 million for the year ended September 30, 2008 and A$17 million for the period from October 1, 2008 up to the acquisition date on November 17, 2008 respectively.

(c)

To increase interest income as a consequence of re-estimating the fair value of the St.George available for sale portfolio. The adjustment will reverse over the estimated average remaining life of the portfolio of 5.6 years. The impact of this adjustment will increase profit before income tax by A$23 million for the year ended September 30, 2008 and A$3 million for the period from October 1, 2008 up to the acquisition date on November 17, 2008 respectively.

(d)

To reduce interest expense as a consequence of fair valuing the St.George deposits and other borrowings balance. The adjustment will reverse over the average remaining term of the related financial liabilities of 1 year. The impact of this adjustment will increase profit before income tax by A$223 million for the year ended September 30, 2008 and A$42 million for the period from October 1, 2008 up to the acquisition date on November 17, 2008 respectively.

(e)

To increase interest expense as a consequence of fair valuing the St.George debt issues balance. The adjustment will reverse over the average remaining terms of the related financial liabilities ranging from 2.7 years to 4.7 years. The impact of this adjustment will reduce profit before income tax expense by A$217 million for the year ended September 30, 2008 and A$27 million for the period from October 1, 2008 up to the acquisition date on November 17, 2008 respectively.

(f)

To increase interest expense as a consequence of fair valuing the St.George subordinated debt balance included within loan capital, bills payable and other liabilities. The adjustment will reverse over the average remaining term of the debt of 5.5 years. The impact of this adjustment will reduce profit before income tax by A$24 million for the year end September 30, 2008 and A$3 million for the period from October 1, 2008 up to the acquisition date on November 17, 2008 respectively.

(g)

To retrospectively adjust non-interest income and operating expenses of Westpac for the impact of the change in accounting policy arising from the adoption of Interpretation 13 Customer Loyalty Programmes, this was adopted with effect from October 1, 2007. The interpretation does not have a material impact on St.George. The change in accounting policy has been applied retrospectively in accordance with the transition provisions of the interpretation. For the year ended September 30, 2008, the adoption of the interpretation resulted in an increase to non-interest income of A$185 million for Westpac, and an increase in operating expenses of A$185 million for Westpac. Refer to Note 1 to the historical consolidated unaudited interim financial statements of Westpac as at and for the six month period to March 31, 2009.

(h)

To recognize the amortization of finite life intangible assets that arose as a consequence of the merger. Management estimates that intangibles will be amortized over periods ranging between 5 and 9 years.

(i)	To adjust the amortization of software as a consequence of fair valuing the St.George software balance. The adjusted carrying value of software will be amortized over periods of approximately 3 years.
(j)

To recognize the reversal of the pro forma tax effect of A$627 million on the pro forma fair value adjustments (A$111 million) and amortization of finite life intangibles (A$516 million). Deferred tax liabilities have been recognized using the Australian statutory tax rate of 30%.

(k)

The increase in weighted average number of shares for the year ended September 30, 2008 has been calculated by applying the exchange ratio of 1.31 to St.George’s historical weighted average number of shares for the year ended September 30, 2008. Weighted average number of shares for the combined enterprise has been calculated by combining the historical weighted average number of shares outstanding for the respective enterprises for the year ended September 30, 2008, after giving effect to the exchange of Westpac ordinary shares for each St.George ordinary share. The increase in weighted average number of shares for the six months ended March 31, 2009 assumes that the 742 million new Westpac ordinary shares issued in relation to the merger were issued on October 1, 2008.

(l)	Earnings per share has been computed based on the unaudited pro forma combined income statement of the combined enterprise, after considering the acquisition accounting adjustments noted above.
(m)

Diluted earnings per share has been calculated after including the impact of all potentially dilutive instruments of Westpac and St.George that were outstanding during the year ended September 30, 2008 and the six months ended March 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	May 21, 2009	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer